EXHIBIT d.2

MVC CAPITAL, INC.

NOTICE TO SHAREHOLDERS

6,146,521 Shares of Common Stock

Offered Pursuant to Rights

Distributed to Stockholders
of MVC Capital, Inc.

December 3, 2004

      This notice is being distributed by MVC Capital, Inc. (the “Fund”) to all holders of record of the Fund’s common stock, at the close of business on December 3, 2004 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of the Fund’s common stock, par value $0.01 per share (the “Common Stock”). The Rights and Common Stock are described in the Fund’s prospectus dated December 3, 2004 (the “Prospectus”).

      In the Rights Offering, the Fund is offering an aggregate of 6,146,521 shares of its Common Stock, as described in the Prospectus. If there is an over-subscription for shares, the Fund may, at its discretion, elect to offer up to an additional 25% or 1,536,630 shares to honor such subscriptions.

      The Rights will expire, if not exercised, at 5:00 p.m., New York time, on January 3, 2005, unless extended in the sole discretion of the Fund (as it may be extended, the “Expiration Date”).

      As described in the accompanying Prospectus, you will receive one (1) Right for every one (1) share of Common Stock carried by us in your account as of the Record Date. For every two (2) Rights held, you will be able to subscribe (the “Basic Subscription Rights”) for one (1) share of Common Stock. The subscription price per share (the “Subscription Price”) will be 95% of the Fund’s net asset value (“NAV”) per share reported on January 3, 2005 (the “Pricing Date”). Because it is not possible to determine the Subscription Price until the Pricing Date, you will not know the Subscription Price at the time you exercise your Rights. As a result, the Fund is requiring that holders deliver the estimated subscription price of $           per share (the “Estimated Subscription Price”) in connection with the exercise of their Basic Subscription Rights.

      In addition, Rights holders who exercise their Basic Subscription Rights also will be eligible to subscribe (the “Over-Subscription Right”) at the Subscription Price for shares of Common Stock that are offered but not otherwise purchased in the Rights Offering, subject to availability and proration. As stated above, if there is an over-subscription for shares, the Fund may, at its discretion, elect to offer up to an additional 25% of shares to honor such subscriptions.

      For the reasons noted above, the Fund is requiring that holders deliver the Estimated Subscription Price in connection with the exercise of their Over-Subscription Right.

      The Rights will be evidenced by subscription certificates (the “Subscription Certificates”). The Rights are not transferable.

      Enclosed are copies of the following documents:

1.	Prospectus dated December 3, 2004 and related materials;

2.	Subscription Certificate; and

3.	A return envelope addressed to EquiServe Trust Company, N.A., the Subscription Agent.

      Your prompt action is requested. To exercise Rights, you should properly complete and sign the Subscription Certificate and forward it, with payment of the Estimated Subscription Price in full for each share of Common Stock subscribed for pursuant to your Basic Subscription Rights and Over-Subscription Right, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Certificate with payment of the Subscription Price prior to 5:00 p.m., New York time, on the

Expiration Date. A Rights holder cannot revoke the exercise of his or her Rights. Rights not exercised prior to the Expiration Date will expire.

      ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO EQUISERVE TRUST COMPANY, N.A., THE INFORMATION AGENT, TOLL-FREE AT THE FOLLOWING TELEPHONE NUMBER: [*]. IF YOU PREFER, PLEASE CALL KIM LEVY OR JAMIE TULLY WITH INVESTOR RELATIONS AT (212) 687-8080